NEWS RELEASE

March 29, 2006

  Symbols:  TSX-Ven.CDU

     AMEX.CDY

FSX.CR5

High-grade Copper Intersected at Picale Target, Baja Mexico

DDH – PC-04 intersects 9.8m @ 2.77% Cu, 0.2 g/t Au

including a high-grade intercept of 2.5m @ 10.1% Cu, 0.64 g/t Au

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce that additional drilling at the Picale Target, Baja Iron Oxide Copper-Gold (IOCG) district, Mexico, has intersected additional high-grade copper mineralization.

During the first quarter of 2006, Cardero completed an additional 700 meters of diamond drilling in six boreholes in order to test the geophysical anomaly subjacent to the discovery borehole 05-PC-03.  Drilling to date indicates good to excellent manto continuity and the presence of very attractive copper accumulations.  To date only a very minor portion of the 6-kilometre strike length manto horizon has been tested

Phase I drill testing in late 2005 by Cardero on behalf of exploration partner Anglo American successfully intersected significant hypogene copper mineralization associated with a flat-lying magnetite manto at the Picale target:

Borehole 05-PC-03 intersected 6.5m of massive to semi-massive magnetite – chalcopyrite mineralization that graded 4% Cu & 0.4 g/t Au, within which 4.2m returned 5.5% Cu and 0.56 g/t Au (see press release dated Jan 5th 2005 for details).

In January 2006, Cardero conducted a series of 3D-Induced Polarization (IP) surveys on the San Fernando, Picale and San Jose targets.   The Picale 3D – IP survey successfully mapped the shallowly dipping magnetite (± copper) manto mineralization.  The anomaly dips to the North and West and covers an area of one kilometre square; it remains open.

Subsequently boreholes 06-PC-04 to -07 were collared to the SE, SW, NW and NE, respectively, of the initial discovery intersection in 05-PC-03 (see figure for collar locations).  In summary, all four boreholes tested the target horizon and significant copper was intersected in boreholes 06-PC-04 and -07.

Borehole 06-PC-05 contains geochemically anomalous copper concentrations and the Delta Manto occurrence, located some 350m to the South, contains some of the most abundant copper oxide mineralization discovered on the property to date and is interpreted to indicate that copper-bearing manto mineralization may extend at least this far South.

In borehole 06-PC-06, the mineralized manto is structurally attenuated by a post-mineral hanging wall fault the extents of which are presently unknown; however, the geophysical model and drill intersections (06-PC-08) together indicate that the target horizon extends to the North and West of the collar location.

In order to test the geophysical model, borehole 06-PC-08 was collared approximately 650m N of 05-PC-03.  It intersected the target horizon within 15m of the predicted target depth and contains several geochemically anomalous intervals.  Similarly, it is worth noting that borehole 05-PC-03 was collared 200m North of 05-PC-02, which contained a broadly similar geochemical response.  Finally, borehole 06-PC-09 was collared toward the leading edge of the outcropping magnetite mineralization and is interpreted to reflect metal zonation within the manto horizon.

Highlights of recent drilling include:

Borehole	From (m)	To (m)	Interval (m)	Grade
05-PC-03	56.4	63	6.6	4% Cu & 0.4 g/t Au
Inc.	58	62.2	4.2	5.54% Cu & 0.56 g/t Au
06-PC-04	25	34.8	9.8	2.77% Cu & 0.21 g/t Au
Inc.	29.5	32	2.5	10.1% Cu & 0.64 g/t Au
06-PC-05	52.5	61.2	8.7	0.4% Cu & 0.03 g/t Au
Inc.	59.8	61.2	1.4	1.77%Cu & 0.13 g/t Au
06-PC-06	89.7	90.8	1.1	2.2% Cu & 0.12 g/t Au (note faulted hanging wall contact)
06-PC-07	66.5	74.4	7.9	2%Cu & 0.19g/t Au
06-PC-08				Geochemically anomalous varying from 1.08 to 2.16m intervals in the 0.3 to 0.8% Cu range
06-PC-09	68	71.5	3.5	0.21%Cu & 0.03g/t Au

“We are extremely pleased with the additional high grade copper mineralization discovered at Picale,” stated Henk Van Alphen, President of Cardero.  “Once again drilling continues to highlight the highly prospective nature of this emerging IOCG district.  Cardero hopes to be in a position in the near future to continue to aggressively pursue this exciting high-grade copper property”.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The initial work program at Picale was designed and implemented by Cardero.  Cardero’s consulting geologist, Gary D. Belik, P. Geo., supervised all aspects of the work, including the quality control/quality assurance and data verification program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then security sealed and collected by ALS Chemex Mexico for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cardero is well financed with $12 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper, iron ore-copper-gold (IOCG) and iron projects, which will continue to ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone - Toll Free:  1-888-770-7488 / (604) 408-7488 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

PC-08
PC-01 (-50)
PC-06
PC-07
PC-03
PC-09
PC-05
PC-04
PC-02 (-60)
3302500 N
3302000 N
3301500 N
3300500 N
3300000 N
Fig No.4
Colluvium and alluvial stream deposits.
Layered Rocks
Cretaceous
Alisitos Fm
Feldspar and quartz-feldspar crystal tuff. Commonly with a welded eutaxitic texture. Local flamme.
Pale creamy colored, pervasive clay-sericite-specularite altered ash tuff.
Dark grey to black, biotite-rich mixed lapilli-crystal-ash-muddy tuff unit. Lower horizon includes interbedded volcaniclastic sediments and limestone.
Quartz-feldspar crystal tuff.
Limestone.
Intrusive Rocks
Upper Cretaceous
Coastal Batholith
Sheared granodiorite; zones of ductile deformation.
Secondary Dirt Road.
Fault.
Bedding.
Cu-Fe Manto Mineralization.
Drill Hole Location.
CARDERO RESOURCE CORP.
Picale Prospect
Baja California Norte
MEXICO
Compilation Map